LAW OFFICES OF

DERENTHAL & DANNHAUSER LLP

1999 HARRISON STREET, 26th Floor

OAKLAND, CALIFORNIA 94612

(510) 350-3070

FACSIMILE: (510) 834-8309

July 5, 2012

BY EDGAR AND FACSIMILE

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ATEL Growth Capital Fund 8, LLC (the “Company”) Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 SEC File No. 333-178629

 Dear Ms. Long:

Concurrently with this letter, we are filing pre-effective amendment no. 2 to the above referenced registration statement.

The registrant has delayed this filing, which it hopes to be its final amendment prior to effectiveness, in order to schedule the commencement of its offering in all states on or about August 1, 2012. Accordingly, it has updated its prospectus to include unaudited interim financial statements through March 31, 2012, and updated prior performance information through March 31, 2012. The amendment also includes a number of minor revisions responding to state comments, but does not otherwise reflect any material changes to the offering terms or substantive changes to the registrant's structure or objectives.

This letter includes our supplemental responses to the comments in your letter of February 17, 2012, addressed to Dean Cash. The numbered paragraphs set forth below correspond to the numbered comments in your letter. References to revised language in the prospectus and registration statement are to pre-effective amendment no. 2.

Ms. Pamela A. Long

July 5, 2012

Supplemental Sales Literature

1.	This will confirm that the "Originations by Industry" pie chart on page 9 of the PowerPoint presentation has been replaced with the identical chart set forth on page 31 of the prospectus.

2.	See the revisions to the prospectus on page 23. The registrant has included disclosure of the more specific investment criteria and objectives in its discussion of its intended portfolio, and the information in the supplemental sales material is now consistent with the prospectus presentation.

As noted above, the registrant intends to request acceleration of effectiveness to a date on or about August 1, 2012. The FINRA Corporate Financing Department issued its "no objections" letter as of June 14, 2012. Upon confirmation that the Staff has no further comments on the registration statement, the registrant would intend to file its acceleration requests approximately 72 hours before its target date of August 1.

Please contact me with any further questions or comments you may have concerning this filing.

Very truly yours,

/s/ Paul J. Derenthal

Paul J. Derenthal

cc:	Mr. Rufus Decker, Accounting Branch Chief
Ms. Nudrat Salik, Staff Accountant
Ms. Sherry Haywood, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
Facsimile: (202) 772-9292

Mr. Dean L. Cash
Mr. Paritosh Choksi
Mr. Samuel Schussler
Vasco Morais, Esq.